SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                   Entergy Gulf States Utilities Company
                             (Name of Issuer)

                    $8.80 Cumulative Preferred Series A
                      (Title of Class of Securities)

                                  29364L862
                              (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                    [Continued on the following pages]



















                             Page 1 of 6 Pages
CUSIP No.   29364L862


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    The Colonial Group, Inc.; 04-2934627

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1996, by Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  --
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  15,191

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    15,191

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    6.70%

12) Type of Reporting Person (See Instructions)
    HC



















                             Page 2 of 6 Pages

CUSIP No.   29364L862


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    Colonial Management Associates, Inc.; 04-2271697

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1996, by Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  --
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  15,191

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    15,191

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    6.70%

12) Type of Reporting Person (See Instructions)
    IA



















                             Page 3 of 6 Pages

Item 1(a) Name of Issuer:
         Entergy Gulf States Utilities Company

Item 1(b) Address of Issuer's Principal Executive Offices:
         350 Pine Street
         Beaumont, TX  77701

Item 2(a) Name of Person Filing:
         See Item 1) of attached cover sheets

Item 2(b)     Address of Principal Business Office or, if none, Residence:
         One Financial Center
         Boston, Massachusetts  02111

Item 2(c) Citizenship:
         See Item 4) of attached cover sheets

Item 2(d) Title of Class of Securities:
         $8.80 Cumulative Preferred Series A

Item 2(e) CUSIP Number:
         29364L862

Item 3   Type of Reporting Person:
         (e) [ X ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note See Item 7)

Item 4   Ownership:
         (a)  Amount Beneficially Owned:  15,191 shares
         (b)  Percent of Class:  6.70%
         (c)  (i)   sole power to vote or to direct the vote:  --
              (ii)  shared power to vote or to direct the vote:  --
                       (iii) sole power to dispose or to direct the
                  disposition of:  --
                       (iv) shared power to dispose or to direct the disposition of: 15,191

Item 5   Ownership of Five Percent or Less of a Class
         N/A

Item 6   Ownership of More Than Five Percent on Behalf of Another Person
         N/A








                             Page 4 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Colonial Management Associates, Inc.
         One Financial Center
         Boston, Massachusetts  02111
         04-2271697; IA

Item 8   Identification and Classification of Members of the Group
         N/A

Item 9   Notice of Dissolution of Group
         N/A

Item 10  Certification
         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose for effect.
         Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:  February 11, 1997

         THE COLONIAL GROUP, INC.
         COLONIAL MANAGEMENT ASSOCIATES, INC.


         ARTHUR O. STERN
         Signature

         Arthur O. Stern, Executive Vice President
                   Name/Title



















                             Page 5 of 6 Pages

                                 EXHIBIT A

                          JOINT FILING AGREEMENT



      In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 1997.





         COLONIAL MANAGEMENT ASSOCIATES, INC.
         THE COLONIAL GROUP, INC.

    By:   ARTHUR O. STERN
          Arthur O. Stern
          Executive Vice President
































                             Page 6 of 6 Pages